 Exhibit 20  Press release issued February 9, 2016

For Immediate Release	February 9, 2016

BOWL AMERICA REPORTS INCREASED SECOND QUARTER EARNINGS

Bowl America Incorporated today reported earnings for its fiscal 2016 second quarter ended December 27, 2015, increased to $.10 per share from $.09 per share in the prior year period. Earnings for the current and prior year six-month periods were $.07 and $.03 per share, respectively.

Current year quarterly improvements in food and beverage sales and decreases in operating expenses were responsible for the increase. The third quarter will be negatively impacted by January’s “Blizzard of 2016,” the fourth worst storm in the past 100 years, which caused the closure of all centers in our northern market for at least 3 days. League postponements will be made up in the third and fourth quarters, however lost open play revenue cannot be recaptured and high snow removal expense will take a toll on third quarter profits.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Twenty-six weeks ended
	December 27,	December 28,	December 27,	December 28,
	2015	2014	2015	2014
Revenues
Bowling and other	$4,166,052	$4,203,410	$7,640,085	$7,504,753
Food, beverage & merchandise sales	1,839,977	1,766,628	3,286,107	3,094,629
	6,006,029	5,970,038	10,926,192	10,599,382

Operating expenses excluding depreciation and amortization	4,978,665	5,008,813	9,936,945	9,943,289
Depreciation and amortization	338,595	330,813	674,782	656,205

Interest, dividend and other income	94,132	110,991	240,660	257,298

Earnings before taxes	782,901	741,403	555,125	257,186

Net Earnings	$508,901	$481,903	$360,825	$167,186

Comprehensive earnings (loss)	$654,257	$360,854	$197,378	$4,238

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.10	.09	.07	.03

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	12/27/15	12/28/14
ASSETS

Total current assets including cash and short-term investments of $2,195 & $2,094	$3,039	$3,087
Property and investments	28,292	30,161
TOTAL ASSETS	$31,331	$33,248

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$3,815	$3,718
Other liabilities	2,099	2,302
Stockholders' equity	25,417	27,228
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$31,331	$33,248